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                              February 25, 2022

       Anna Rudensj
       General Counsel
       Polestar Automotive Holding UK Ltd
       Assar Gabrielssons V  g 9
       405 31 G  teborg, Sweden

       Polestar Automotive Holding UK Ltd

                                                        Re: Polestar Automotive
Holding UK Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed February 1,
2022
                                                            File No. 333-260992

       Dear Ms. Rudensj  :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Q: What interests do the GGI Sponsor and GGI's current officers and directors have in the
       Business Combination?, page 29

   1. Please revise to quantify the amount of out-of-pocket expenses and other reimbursements incurred by your GGI
executive officers, directors, and their respective affiliates as of a recent practicable date
and provide similar disclosure in the Summary on page 59.
       Material U.S. Federal Income Tax Considerations, page 241

   2. We note your disclosure that you intend that the merger will be treated as a reorganization
 Anna Rudensj
Polestar Automotive Holding UK Ltd
February 25, 2022
Page 2
         for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.
         Please revise your disclosure here to clearly state counsel's tax opinion on whether the merger will qualify as a reorganization. Also, state in your disclosure here that the tax discussion is the opinion of tax counsel Weil, Gotshal & Manges LLP or tell us whether you will be providing a separate long form tax opinion. Please refer to Section III.A.2 of
         Staff Legal Bulletin 19. Please make similar changes throughout your prospectus, including in the Summary.
Item 21. Exhibits and Financial Statement Schedules, page II-1

3. We note your disclosure in the headings of certain exhibits. If you intend to redact information pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv) of Regulation S-K,
         please revise to mark each applicable exhibit to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(2)(ii) and Item
         601(b)(10)(iv) of Regulation S-K.
General

4. We note that the proxy statement/prospectus is missing information such as the GGI and
         Polestar record dates, the GGI special stockholders and warrant holders meeting dates, number of GGI and Polestar securities outstanding on the record date, the per unit, warrant, and share market prices on pages 22, the director disclosure on pages 22 and 347, and the ownership information on page 363. Please include this information, and any other missing information, in a pre-effective amendment.
5. Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K. You may contact Eiko Yaoita Pyles, Staff Accountant, at (202)-551-3587
or Jean Yu,
Assistant Chief Accountant, at (202)-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)-
551-4985 or Sherry Haywood, Staff Attorney, at (202)-551-3345 with any other questions.



FirstName LastNameAnna Rudensj                                   Sincerely,
Comapany NamePolestar Automotive Holding UK Ltd
                                                                Division of
Corporation Finance
February 25, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName